Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

FORM 51-102F1

Management’s Discussion and Analysis

For the Quarter Ended on 31 December 2017

The End of the Second Quarter and Six (6) Months Period of Fiscal 2018

This Management Discussion and Analysis (“MD&A”) has been prepared by the management of Continental Energy Corporation (the "Company") as of 27 February 2018 (the "Report Date").

This MD&A is intended to supplement and complement the unaudited, condensed, interim, consolidated quarterly financial statements (the "Interim Financial Statements") that are also prepared by management and filed herewith.

This MD&A, and the Interim Financial Statements filed herewith, pertain to the quarter and three (3) months ended 31 December 2017, a period of time hereinafter referred to as "This Quarter".

This Quarter corresponds to the Company's "Second Quarter" and also marks the completion of the initial six (6) months period ("This Period") of the Company's fiscal year ending 30 June 2018 ("Fiscal 2018").

All financial information presented herein, and in the Interim Financial Statements, has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) promulgated by the International Accounting Standards Board. All amounts disclosed are in United States dollars unless otherwise stated.

PART - 1 : NATURE OF BUSINESS

The Company is an emerging developer of conventional and alternative energy capacity integrated with upstream and downstream petroleum supply within the Republic of Indonesia. Why Indonesia? Already a G20 member, Indonesia is predicted by the World Bank to grow to the 4th largest economy in the world by 2045.

PART - 2 : HIGHLIGHT EVENTS DURING THIS QUARTER

Significant events which may have a material effect on the business affairs of the Company that have occurred during This Quarter are summarized below:

Management Change

On 15 December 2017 the Company’s Chief Financial Officer, Robert V. Rudman stepped down as the Company's Chief Financial Officer effective 31 December 2017. Mr. Rudman will remain on the Company's Board of Directors and also remain as a member of the Audit Committee. Additionally, Mr. Rudman will continue as Acting CFO until such time as the Company has engaged a replacement CFO.

Private Placement Closed

On 28 November 2017, a total of 6,000,000 "Units" were issued by the Company in accordance with a private placement at a price of $0.05 per Unit that raised a total of $300,000 working capital for the Company. Each one Unit consists of one common share and one warrant to purchase an additional common share at a fixed exercise price of $0.10 for a term of one year from issue. No brokers or finders fees were incurred. The placees are accredited investors based in Dubai and are not related parties to the Company.

In- Principal Approval of First Refinery

In a news release dated 3 November 2017 the Company announced that its Indonesian subsidiary PT Continental Hilir Indonesia, has received the in-principal approval of the Governor of the Indonesian province of East Kalimantan for the construction and operation of a crude oil refinery to be built at KIPI Maloy located in the Kutai Timur Regency of East Kalimantan.

The approval includes the Company's plan for the Phase-1 construction of a simple refinery of 6,000 barrels of crude oil per day capacity; plus an associated 10MW electrical power generation facility utilizing heavy fuel oil produced by the refinery, and a tank farm for crude oil feedstock and refined product storage. The Phase-1 refinery will produce diesel fuel, B30 biodiesel, LPG, naphtha, marine fuel oil, and residual fuel oil for local sale direct to industry, distributors, and consumers within the East Kalimantan region. During Phase-1, the Company has made arrangements with an internationally recognized oil trader to supply imported crude oil to the refinery, until such time as crude oil feedstock can be purchased under long term contracts from local oil producers within the East Kalimantan Province

The Company expects that the total investment for Phase-1 to be $50 Million and targets end of December 2018 for commissioning and delivering of first refined products. Pre-fabricated modular refinery units sourced from the USA, and erected on site, are expected to provide a fast track to realization of the project in accordance with the Indonesian "KLIK" national policy for facilitating capital investments that involve expedited construction schedules.

Phase-2 of the Company's plan will increase the capacity of the refinery to 24,000 barrels per day and add complex equipment to permit the production of automotive gasoline and jet fuel. Phase-2 is expected to increase the total project investment to $150 Million and produce first refined products by the end of 2020.

KIPI Maloy is a new international port and industrial park built within the Maloy Batuta Trans Kalimantan special economic zone (the "KEK-MBTK"). The KEK-MBTK is one of eight special economic zones established by the Indonesian federal government to provide comprehensive facilities to domestic and foreign investors. The KEK-MBTK was built by, and is directly administered by, the regional governments of East Kalimantan Province and of Kutai Timur Regency. Investors in the KEK-MBTK enjoy special licensing procedures and fiscal incentives, including beneficial import and export terms for international trade.

The Company intends to build, own, and operate the KIPI Maloy refinery through PT Kilang Kaltim Continental, a special purpose Indonesian corporation established for foreign direct investment. The Company is in discussion with several interested financial partners, project funding sources, and lenders located in Indonesia, Dubai, and the USA.

New Vice President Appointed

On 16 October 2017 the Company appointed Byron Tsokas to the position of Vice President of Business Development with the Company. Mr. Tsokas will head up the Company's Vancouver office and report directly to the CEO. He will be directly responsible for identifying and coordinating new business initiatives with strategic, financial, and technology partners and markets in North America in support of the Company's expanding business operations in Indonesia. He will also be charged with the task of expanding the Company's media outlets and handling communications with existing and potential stakeholders of the Company.

Mr. Tsokas is a resident of Calgary, Canada. He holds a Bachelor’s degree in Geology from the University of British Columbia and a Graduate Diploma in Business Administration from the Beedie School of Business at Simon Fraser University. He is registered as a practicing Professional Geologist (P. Geo.) with the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and has been actively involved in the exploration and development of oil, gas and coal resources in Canada and internationally for the last 12 years. He also has experience in business development and project management for the mining, utilities and petroleum industries. Prior to joining Continental, Mr. Tsokas held a variety of technical and management positions for EnCana Corporation, Talisman Energy, TransAlta Corporation, Walter Energy, Rio Tinto Limited and Enhanced Exploration Pty Ltd.

2 . 1	Share Purchase Warrants Activity During This Quarter

During This Quarter, the following activity involving the Company’s share purchase warrants occurred:

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - A total of 6,000,000 new share purchase warrants were issued pursuant to a private placement.

  Expiry - No unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

2 . 2	Incentive Stock Options Activity During This Quarter

During This Quarter, the following activity involving the Company’s incentive stock options occurred:

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - New grants of 500,000 incentive stock options were made.

  Expiry - No incentive stock options expired.

  Amendments - No amendments were made to the terms of any outstanding incentive stock options.

2 . 3	Common Share Conversion Rights Activity During This Quarter

During This Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

  Conversion - A total of 1,000,000 common shares conversion rights against debt were converted.

  New Rights - A total of 6,000,000 common shares conversion rights against debt were agreed.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

2 . 4	New Shares Issues During This Quarter

During This Quarter, the following new issues of common shares were made.

  New Issues - A new issue of 1,000,000 common shares was made against agreed debt conversion rights.

PART - 3 : SHAREHOLDING AT THE END OF THIS QUARTER

As at the end of This Quarter, the Company’s share capital was issued or held in reserve as follows:

157,365,381	common shares were issued and outstanding.
31,350,000	unexercised warrants were issued and outstanding.
4,500,000	unexercised stock options were issued and outstanding.
6,000,00	common shares were held in reserve against convertible debt.
Nil	preferred shares were issued and outstanding.

PART - 4 : SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events which may have a material effect on the business affairs of the Company that have occurred subsequent to the end of This Quarter and up to the Report Date are summarized below:

Conditional Approval of Application to List Shares on Canadian Securities Exchange

In a news release dated 22 February 2018 the Company announced that its application to list its shares on the Canadian Securities Exchange has been accepted on the condition that the Company complete a US$ 1 Million working capital financing and finalize and submit final disclosures, fees and application documentation. Upon satisfaction of these conditions a trading date will be set and a trading symbol assigned.

Refinery Engineering Contract Awarded

In a news release dated 8 February 2018 the Company announced that its Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), has awarded a contract to the Lone Star Technical Solutions Group ("LSTS") of League City, Texas, for front-end engineering, design, and other services for KKC's Maloy Refinery.

Under the contract, LSTS will act as the owner's engineer for the Maloy Refinery design and construction. In addition to providing engineering and design services, LSTS will supervise and insure quality control, on KKC's behalf, during fabrication of modular refinery equipment and components at selected manufacturers located within the USA. Additionally, LSTS will advise KKC and assist with supervision of KKC's selected construction contractor during the erection and commissioning of the Maloy Refinery on site.

  About PT Kilang Kaltim Continental - KKC is the holder of a foreign direct investment license with the Indonesian government which permits it to build, own, and operate a crude oil refinery at the KIPI Maloy port and industrial park, a special economic zone located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The planned 24,000 barrels per day capacity Maloy Refinery is intended to produce motor fuels for local sale direct to underserved industrial and retail consumers within the East Kalimantan Province. The Company owns an 80% shareholding in KKC, and the Company's 85% owned Indonesian subsidiary, PT Continental Hilir Indonesia, owns the remaining 20%.

  About Lone Star Technical Solutions Group - The LSTS Group specializes in the front end development of oil and gas processing facilities on a world-wide basis. The Group provides technical knowledge and expertise to guide and assist owners and operators seeking to develop projects from the conceptual stage through start-up.
  LSTS offers development assistance for new construction, modular and stick built facilities, relocations, developing technology, and financing advising for small and medium sized facilities.

New Refinery Operating Subsidiary Established

In a news release dated 29 January 2018, the Company announced that it has established an Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), under a foreign direct investment license received from BKPM, the agency responsible for coordinating international investments.

KKC's investment license permits it to build, own, and operate a crude oil refinery at the KIPI Maloy port and industrial park, a special economic zone located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The planned 24,000 barrels per day capacity refinery is being designed to be built in two phases, and is intended to produce diesel fuel, B30 biodiesel, LPG, naphtha, marine fuel oil, and residual fuel oil for local sale direct to industry, distributors, and consumers within the East Kalimantan Province.

The Company owns an 80% shareholding in KKC, and the Company's 85% owned Indonesian subsidiary, PT Continental Hilir Indonesia, owns the remaining 20%. Company director, Mr. Karsani Aulia, has been appointed as the first director of KKC, and the Company's CEO, Mr. Richard L. McAdoo has been appointed as KKC's first commissioner.

4 . 1	Share Purchase Warrants Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding share purchase warrants were exercised.

  New Issues - No new share purchase warrants were issued.

  Expiry - No outstanding and unexercised share purchase warrants expired.

  Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

4 . 2	Incentive Stock Options Activity: Since This Quarter End and Up to the Report Date

  Exercises - No outstanding incentive stock options were exercised.

  New Grants - No new incentive stock options were granted.

  Expiry - No unexercised incentive stock options expired.

  Amendments- No amendments were made to the terms of any outstanding incentive stock options.

4 . 3	Conversion Rights Activity: Since This Quarter End and Up to the Report Date

  Conversion - A total of 6,000,000 common shares conversion rights against debt were converted.

  New Rights - No new common shares conversion rights were agreed.

  Expiry - No outstanding common shares conversion rights expired.

  Amendments - No amendments were made to the terms of any outstanding common share conversion rights.

4 . 4	New Shares Issues: Since This Quarter End and Up to the Report Date

  A total of 6,000,000 new common shares were issued pursuant to agreed debt conversions.

  No new preferred shares were issued.

PART - 5 : SHAREHOLDING AT THE REPORT DATE

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

163,365,381	common shares were issued and outstanding.
31,350,000	unexercised warrants were issued and outstanding.
4,500,000	unexercised stock options were issued and outstanding.
Nil	common shares were held in reserve against convertible debt.
Nil	preferred shares were issued and outstanding.

PART - 6 : FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results for the Last Eight Quarters

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Attributable to Shareholders of the Company
				Income (loss)	Basic &
				From	Diluted
		Total Net	Income	Continued	Per Share
Period	Revenue	Income (loss)	(loss)	Operations	Income (loss)
Quarter-2 of Fiscal 2018	Nil	(13,170)	(13,170)	(13,170)	(0.00)
Quarter-1 of Fiscal 2018	Nil	(833,318)	(833,318)	(833,318)	(0.01)
Quarter-4 of Fiscal 2017	Nil	(153,772)	(153,772)	(153,772)	(0.00)
Quarter-3 of Fiscal 2017	Nil	(102,285)	(102,285)	(102,285)	(0.00)
Quarter-2 of Fiscal 2017	Nil	(92,091)	(92,091)	(92,091)	(0.00)
Quarter-1 of Fiscal 2017	Nil	(91,458)	(91,458)	(91,458)	(0.00)
Quarter-4 of Fiscal 2016	Nil	(121,367)	(121,367)	(121,367)	(0.00)
Quarter-3 of Fiscal 2016	Nil	(110,496)	(110,496)	(110,496)	(0.00)

  Quarterly results will vary in accordance with the Company’s business and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen, and the Company is able to secure equity financing with favorable terms, the Company’s business activity levels increase.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized assets when no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as those attributable to calculated valuations of share based payments expenses also affect the size of the Company’s quarterly income (loss).

  The significant increase in the loss incurred by the Company during Quarter-1 of Fiscal 2018 is due to the non-cash costs incurred for the acquisition of Continental Hilir Indonesia Pte. Ltd. and the settlement of convertible promissory note, as described below.

  The lower loss during Quarter-2 of Fiscal 2018 results from the Company’s efforts to settle its debt through alternative means. The gain from settlement of debt through forgiveness or issuance of the common shares of the Company amounted to $103,838 during the period, reducing the overall loss.

PART - 7 : COMPARATIVE RESULTS OF OPERATIONS

Current and Comparative Quarters

This Quarter and the three (3) months period ended 31 December 2017 (the “Current Quarter”) and the Last year's quarter and three month period ended 31 December 2016 (the “Comparative Quarter”).

a)	Overall, the Company incurred a net loss during the Current Quarter of $13,170 compared to a loss of $92,091 for the Comparative Quarter, a decrease of $78,921.

b)	The Company incurred a loss per share of $0.00 during both the Current Quarter and the Comparative Quarter.

c)

Interest expense during the Current Quarter was $103 compared to $11,491 during the Comparative Quarter, a decrease attributable to the conversion of a convertible promissory note that was outstanding during the Comparative Quarter. The note was converted during Quarter-1 of Fiscal 2018, through the issuance of 10,350,000 units of the Company.

d)

The Company’s administrative costs were $114,803 during the Current Quarter compared to $82,257 during the Comparative Quarter, an increase of $32,546 as a result of higher activity during the Current Quarter.

e)

The Company recognized a gain of $103,838 in settlement of debt resulting from forgiveness of debt by the Company’s officers and other suppliers of $73,838. The Company issued 1,000,000 common shares valued at $20,000 to settle debt owing to related parties of $50,000, resulting in an additional gain of $30,000.

f)	Cash used in operating activities during the Current Quarter was $134,126 compared to $11,055 used in the Comparative Quarter as a result of higher activity during the Current Quarter.

g)	Net cash raised from financing activities during the Current Quarter was $300,000 compared to $14,000 raised during the Comparative Quarter.

Current and Comparative Periods

This Quarter and the six (6) months fiscal period ended 31 December 2017 (the “Current Period”); and the Last year's six (6) months fiscal period ended 31 December 2016 (the “Comparative Period”).

a)

Overall, the Company incurred a loss from operations during the Current Period of $846,488 compared to a loss of $183,549 for the Comparative Period, an increase of $662,939, largely attributable to the transaction costs described in paragraphs c) and f) below.

b)	The Company incurred a loss per share of $0.01 during the Current Period and $0.00 during the Comparative Period.

c)

Interest expense during the Current Period was $8,609 compared to $23,310 during the Comparative Period, a decrease attributable to the conversion of an outstanding convertible promissory note the was outstanding during the Comparative Period. The note was converted into 10,350,000 units of the Company during Quarter-1 of Fiscal 2018. The fair value of the share purchase warrants included in the units was determined to be $151,110, which was recognized as financing cost during the Current Period.

d)

The Company’s administrative costs were $288,039 during the Current Period compared to $162,424 during the Comparative Period, an increase of $125,615 as a result of higher activity during the Current Period.

e)	Share-based payments expense were $41,950 during the Current Period compared to $nil during the Comparative Period.

f)

During the Current Period, the Company recognized transaction costs relating to the acquisition of Continental Hilir Indonesia Pte. Ltd. ("CHI"). The Company issued 14,000,000 units to the shareholders of CHI in exchange for their shares of CHI, and obtained majority control of CHI. Total fair value of the units issued amounted to $904,400, in return for the net liabilities of CHI worth $6,441 and the settlement of the previous cash advances received from CHI of $376,416, resulting in a cost of acquisition of $534,425.

g)

The Company recognized a gain of $178,838 in settlement of debt resulting from forgiveness of debt by the Company’s officers and other suppliers of $148,838. The Company issued 1,000,000 common shares valued at $20,000 to settle debt owing to related parties of $50,000, resulting in an additional gain of $30,000.

h)	Cash used in operating activities during the Current Period was $241,648 compared to $18,153 used in the Comparative Period, as a result of higher activity during the Current Period.

i)	Net cash raised from financing activities during the Current Period was $431,326 compared to $20,000 raised during the Comparative Period.

PART - 8 : LIQUIDITY AND CAPITAL MANAGEMENT

The Company’s Interim Financial Statements reflect a working capital deficiency of $262,601 at 31 December 2017. At the end of the Company's Fiscal 2017 year, on 30 June 2017, the working capital deficiency was $1,721,256, a decrease of $1,458,655 during This Period.

During This Period, the Company spent $241,648 on its operations. It received $350,000 in unit private placements and $20,000 from exercise of warrants, and also received a further $74,426 from CHI in reimbursable cash advances. The Company also repaid a loan from a director of $13,100, for net cash flows from financing activities of $431,326.

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to develop new business opportunities which become profitable. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and develop new business opportunities and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise such funds, including the health of the capital markets, the climate for investment in the sectors the Company is considering, the Company’s track record, and the experience and caliber of its management.

The Company does not have sufficient funds to meet its administrative requirements and business development objectives over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including providing for new opportunities as they arise. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations. The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during This Quarter.

PART - 9 : RISKS AND UNCERTAINTIES

The Company has no history of profitable operations and is currently in the early stages of its development. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it to take advantage of further growth and development of new opportunities and projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further growth or new opportunity development.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

PART - 10 : RELATED PARTY TRANSACTIONS

10 . 1	Related Party Balances

At the end of This Quarter, $327,580 (30 June 2017 - $789,099) was payable to the officers of the Company for salary, fees, or other compensation, including expense reimbursements. These amounts are included in accounts payable and accrued liabilities and are unsecured and non-interest bearing. The Company has agreed to settle $110,000 of this balance by November 2018.

During the year ended 30 June 2017, the CEO of the Company loaned $26,000 (2016 - $61,500) to the Company for assistance with working capital. As at 31 December 2017, the total loan payable to him amounted to $87,500. This loan is interest free with no fixed repayment terms.

10 . 2	Transactions With Related Parties

a )	During This Quarter, the Company granted 500,000 incentive stock options to an officer of the Company, with an exercise price of $0.15 and term expiring on 17 October 2018. The fair value of these incentive stock options was determined to be $1,150, using Black Scholes Option Pricing model.

b )	As at 31 December 2017, the Company's CHI subsidiary has a receivable from, and a payable to, Continental Hilir MEA FTZ ("CHMEA"), a United Arab Emirates free zone company owned and controlled by a non-executive director. These amounts are consolidated and included as $108,559 shown in prepaid expenses and deposits and $115,000 shown in accounts payable and accrued liabilities.

c)

In a letter to the Board of Directors dated 14 December 2017 the CFO of the Company resigned with effect upon 31 December 2017, terminating his management contract with effect upon the same date. In the letter, the CFO forgave and extinguished an amount of $72,494 in accumulated unpaid salary balance due to the CFO with effect upon 31 December 2017. Additionally therein, the CFO agreed to convert an amount of $200,000 accumulated unpaid salary balance due to the CFO with effect upon 31 December 2017 in exchange for debt conversion rights to take up 4,000,000 common shares of the Company at a conversion price of $0.05 per share on 2 January 2018. During This Quarter the Company reduced the related party balance due the CFO accordingly. Subsequent to the end of This Quarter, on 2 January 2018, the Company accordingly issued 4,000,000 new common shares to the CFO to extinguish the debt.

d )

In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company agreed to convert and exchange an amount of $50,000 in accumulated unpaid salary balance due to the CEO at 30 September 2017 into common shares of the Company to be issued at a deemed value of $0.05 per share. During the Quarter ended 30 September 2017 the Company reduced the related party balance due the CEO accordingly, and reserved 1,000,000 common shares for a related party issue to the CEO. During This Quarter, on 29 December 2017, the Company accordingly issued 1,000,000 new common shares to the CEO to extinguish the debt. Additionally, the CEO agreed to convert an additional amount of $100,000 accumulated unpaid salary balance due to the CEO with effect upon 31 December 2017 in exchange for debt conversion rights to take up 2,000,000 common shares of the Company at a conversion price of $0.05 per share on 2 January 2018. During This Quarter the Company reduced the related party balance due the CEO accordingly. Subsequent to the end of This Quarter, on 2 January 2018, the Company accordingly issued 2,000,000 new common shares to the CEO to extinguish the debt.

10 . 3	Compensation Of Key Management Personnel

In a letter to the Board of Directors dated 30 September 2017 the CEO of the Company voluntarily suspended and terminated payment and accrual of salary to the CEO commencing retroactively to 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors. Accordingly, during This Quarter the Company did no pay or accrue salary for the CEO (2016 - $37,500).

In a letter to the Board of Directors dated 14 December 2017 the CFO of the Company resigned his office with effect upon 31 December 2017, effectively terminating his management contract with effect upon the same date. Accordingly, the Company terminated accrual of salary due to the CFO at 31 December 2017. During This Quarter and the three (3) months ended 31 December 2017, the Company paid or accrued salaries, fees, or other compensation to the CFO of the Company of $30,000 (2016 - $31,823). Commencing from 1 January 2018, no further compensation will be accrued for the CFO, although the CFO has agreed to continue as "Acting CFO" without additional compensation, until such time as a replacement is appointed. The Company owes the CFO a balance in the total amount of $110,000 for accrued but unpaid accumulated compensation at 31 December 2017. The Company has agreed to pay the balance of $110,000 with 11 monthly payments of $10,000 each commencing in January 2018 with final payment in November 2018.

During This Quarter, the Company paid or accrued $9,804 to its Vice President of Business Development.

PART - 11 : MATERIAL CONTRACTS AND EVENTS

11 . 1	Off - Balance Sheet Arrangements

At the end of This Quarter, the Company does not have any off-balance sheet arrangements not already disclosed elsewhere in this MD&A or in the Interim Financial Statements.

11 . 2	Material Contracts & Commitments

During This Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed in this MD&A or in the Interim Financial Statements.

11 . 3	Investor Relations, Publicity and Promotion

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements. Subsequent to the end of This Quarter, the Company engaged the services of Stockhouse Publishing Ltd (“Stockhouse”). for a six-month period to raise public awareness of the Company and its business. Stockhouse is a financial portal to the small cap investor communities in North America.

11 . 4	Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

During This Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed in this MD&A or the Interim Financial Statements.

11 . 5	Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for This Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

PART - 12 : CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and the related notes to those financial statements. Actual results could differ from those estimates. The Company reviews its judgments, estimates, and assumptions on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. The Company’s critical accounting policies and estimates applied in the preparation of its Interim Financial Statements are the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2017, other than judgements and estimates involved with the acquisition of CHI and conversion of promissory note, as disclosed in the Interim Financial Statements.

PART - 13 : FINANCIAL INSTRUMENTS

The Company’s financial instruments as at the end of This Quarter, consist of cash, accounts payable and accrued liabilities and the loan payable to its CEO. The fair value of these instruments approximates their carrying value due to their short-term maturity. There were no off-balance sheet financial instruments.

Cash, other than minor amounts of Indonesian Rupiahs, consist solely of cash deposits with major Canadian banks. The Company therefore considers its credit risk to be low. The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving Canadian dollar and Indonesian Rupiah. However, as the Company holds its funds primarily in US dollars, the risk of foreign exchange loss is considered low by the Company’s management.

PART - 14 : CONTINUOUS DISCLOSURE AND FILINGS

14 . 1	Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for This Quarter.

14 . 2	Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

14 . 3	Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar) commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the This Quarter and up to the date of this filing are incorporated herein by this reference.

PART - 15 : FORWARD -LOOKING STATEMENTS

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, work schedules, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage for the Company's upstream oil and gas projects; and to capital cost estimation, operating costs forecasts, and sales and revenue projections for the construction of the Company's downstream oil and gas projects.

15 . 1	Forward Looking Words and Phrases

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

15 . 2	Risks and Uncertainties

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of the Company's upstream or downstream oil and gas projects or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labor disputes and other risks of the oil, gas, and energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's periodic filings on EDGAR and SEDAR.

15 . 3	No Assurance all Risks Anticipated

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---

CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

31 DECEMBER 2017

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, consolidated, interim financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein, nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

	Note	31 December	30 June
ASSETS		2017	2017
Current		$	$
Cash		214,836	25,158
Receivables		6,600	2,475
Prepaid expenses and deposits	4	129,517	25,741
		350,953	53,374
Non-current assets
Property, plant and equipment		548	731
		351,501	54,105
LIABILITIES
Current
Accounts payable and accrued liabilities	4 & 7	526,054	862,026
Loans from related parties	7	87,500	100,600
Advances from joint venture partner	4	-	301,990
Convertible debt	5	-	510,014
		613,554	1,774,630
DEFICIENCY
Share capital	6	17,903,726	16,201,630
Commitment to issue shares	7	300,000	-
Conversion rights reserve	5	-	92,966
Share-based payment and other reserve		10,323,517	9,927,687
Deficit		(28,789,296)	(27,942,808)
		(262,053)	(1,720,525)
		351,501	54,105

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 10)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Robert V. Rudman”, Director & Acting CFO

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three	For the Three	For the Six	For the Six
		Months Ended	Months Ended	Months Ended	Months Ended
		31 December	31 December	31 December	31 December
	Note	2017	2016	2017	2016
EXPENSES		$	$	$	$
Depreciation		91	183	183	365
Interest and bank charges	5	103	11,491	8,609	23,310
Management and consulting fees	7	45,853	72,581	83,417	146,863
Office and investor relations		24,801	7,138	100,957	11,872
Professional fees		25,677	-	62,838	-
Rent, maintenance and utilities		1,092	1,108	2,549	2,259
Share-based payments	6	1,150	-	41,950	-
Travel and accommodation		17,380	1,430	38,278	1,430
		(116,147)	(93,931)	(338,781)	(186,099)
Other income (expenses)
Interest and foreign exchange		(861)	1,840	(1,010)	2,550
Financing cost	5	-	-	(151,110)	-
Settlement of debt	6 & 7	103,838	-	178,838	-
Transaction cost	4	-	-	(534,425)	-
Net loss and comprehensive loss for the period		(13,170)	(92,091)	(846,488)	(183,549)
Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.01)	(0.00)
Weighted Average Number of Shares		152,539,294	123,015,381	142,117,011	123,015,381

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CASH FLOW

		For the Six	For the Six
		Months Ended	Months Ended
		31 December 2017	31 December 2016
Cash Resources Provided By (Used In)	Note	$	$

Operating Activities
Loss for the period		(846,488)	(183,549)
Items not affecting cash
Depreciation		183	365
Interest on convertible debt	5	7,486	22,685
Settlement of debt	6 & 7	(178,838)	-
Financing cost	5	151,110	-
Share-based payment expense	6	41,950	-
Transaction cost	4	534,425	-
Changes in non-cash working capital
Receivables		(4,125)	40
Prepaid expenses and deposits		(103,776)	-
Accounts payable and accrued liabilities		156,425	142,306
		(241,648)	(18,153)
Financing Activities
Advances from joint venture partner		74,426	-
Proceeds from (repayment of) loans from related parties	7	(13,100)	20,000
Proceeds from exercise of warrants	6	20,000	-
Private placement	6	350,000	-
		431,326	20,000

Change in cash		189,678	1,847
Cash Position – Beginning of Period		25,158	1,290
Cash Position – End of Period		214,836	3,137

Supplemental cash flow information (Note 9)

- See Accompanying Notes -

Continental Energy Corporation
Interim Financial Statements
(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CHANGES IN DEFICIENCY

				Commitment to	Share-Based Payment	Conversion Rights
		Share Capital		issue shares	and Other Reserve	Reserve	Deficit	Total
		Number	Amount
			$	$	$	$	$	$
Balance on 30 June 2016		123,015,381	16,201,630	-	9,927,687	92,966	(27,503,202)	(1,280,919)
Loss for the period		-	-	-	-	-	(183,549)	(183,549)
Balance on 31 December 2016		123,015,381	16,201,630	-	9,927,687	92,966	(27,686,751)	(1,464,468)

Balance on 30 June 2017		123,015,381	16,201,630	-	9,927,687	92,966	(27,942,808)	(1,720,525)
Acquisition of Continental Hilir Indonesia Pte. Ltd.	4	14,000,000	700,000	-	204,400	-	-	904,400
Convertible debt settlement	5	10,350,000	517,500	-	151,110	-	-	668,610
Reallocation of conversion right reserve on settlement of convertible debt	5	-	92,966	-	-	(92,966)	-	-
Exercise of warrants	6	2,000,000	20,000	-	-	-	-	20,000
Reallocation of share-based payment and other reserves on exercise of warrants		-	26,200	-	(26,200)	-	-	-
Private placement – cash	6	7,000,000	325,430	-	24,570	-	-	350,000
Settlement of debt	6	1,000,000	20,000	-	-	-	-	20,000
Commitment to issue shares	7	-	-	300,000	-	-	-	300,000
Share-based payments	6	-	-	-	41,950	-	-	41,950
Loss for the period		-	-	-	-	-	(846,488)	(846,488)
Balance on 31 December 2017		157,365,381	17,903,726	300,000	10,323,517	-	(28,789,296)	(262,053)

- See Accompanying Notes -

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2017

1.	Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

The Company has historically been engaged in the assembly of a portfolio of oil and gas exploration properties outside North America but has begun diversifying its business into a broader range upstream and downstream oil and gas activities. These include new small-scale, distributed oil refineries and gas-turbine power plant developments fully integrated with smaller and stranded oil and gas production in underserved local markets in Indonesia.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding by issuing common shares in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

These uncertainties indicate the existence of material uncertainty that cast significant doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply, and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.	Basis of Preparation

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee.

These Interim Financial Statements should be read in conjunction with the audited financial statements for the last fiscal year ended 30 June 2017, which were also prepared in accordance with the same methods of application and include all of the Company’s accounting policies and other required disclosures.

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to its Audit Committee. The Audit Committee approved these Interim Financial Statements on 27 February 2018.

These Interim Financial Statements are consolidated and include the accounts of the Company's subsidiary, Continental Hilir Indonesia Pte. Ltd. (“CHI”) since its acquisition on 31 August 2017 (Note 4). The Company also setup additional subsidiaries during the period to hold licenses which permit them to build, own, and operate crude oil refineries in Indonesia. The accounts for these subsidiaries, namely, PTI Continental Hilir Indonesia and PT Kilang Kaltim Continental, are included in these Interim Financial Statements since the date of their setup.

These Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company, except where otherwise indicated.

3.	Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2017

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2017, other than judgements and estimates involved with the acquisition of CHI and conversion of promissory note, which are highlighted in Notes 4 and 5, respectively.

4.	Acquisition

The Company entered into a Joint Development Agreement dated 4 January 2017 (the "JDA") with CHI, a privately held Singapore company, regarding the development of small scale crude oil refinery projects in Indonesia.

On 31 August 2017, the Company closed a deal with eight subscribers and shareholders (the “Subscribers”) of CHI, who had invested a total of $700,000 into CHI, consisting of $550,000 in cash and $150,000 in management services to CHI. Of this amount, CHI had made non-interest bearing reimbursable advances directly to the benefit of the Company of $376,416. Upon closure of the deal the JDA between CHI and the Company was terminated and extinguished.

In accordance with separate settlement and disposition agreements with each one of the Subscribers, the Company reimbursed the entire $700,000 to the Subscribers by way of the issue of its own securities in an aggregate amount of 14,000,000 Units (the “Units”) at a value of $0.05 per Unit. Each Unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year from issue. With issue of the Units, the Company discharged $376,416 in debt and also acquired the Subscribers’ allocated shares of CHI such that the Company acquired majority ownership in CHI.

Three of the Subscribers are also directors of the Company. The other subscribers are all arms-length and unrelated parties to the Company. Each one of the related parties received 1,000,000 of the Units upon issue on the same terms as the arms-length Subscribers.

Three subscribers to shares of CHI elected not to participate in the deal and instead retain rights to take up an allocated but unissued total of 115,000 common shares of CHI purchased for total investment into CHI for $115,000. These shares would represent a 14% stake in CHI if issued. CHI has made provisions to reimburse this amount $115,000 and this amount is included in accounts payable and accrued liabilities.

The allocation of the purchase price was as follows:

Fair value of 14,000,000 shares issued (Note 6)	$700,000
Fair value of 14,000,000 warrants issued (Note 6)	204,400
Total consideration	904,400
Net assets (liabilities) acquired from CHI
Prepayments and advances	108,559
Accounts payable and accrued liabilities	(115,000)
Net liabilities acquired	(6,441)

Excess consideration	910,841
Cash advances settled	(376,416)

Transaction cost	$534,425

CHI is an early stage entity and does not qualify as a business under IFRS. Given its lack of significant assets, the excess of consideration paid over the net liabilities of CHI and the amount previously advanced to Continental, was expensed through the Company’s statement of loss as transaction cost.

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2017

5.	Convertible Debt

Total
$
Balance on 30 June 2016	465,014
Interest	45,000

Balance on 30 June 2017	510,014
Interest	7,486
Conversion	(517,500)

Balance on 31 December 2017	-

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The promissory note paid interest at 18% per annum and could be converted to the common shares of the Company at $0.05 per share.

On 31 August 2017, the Company settled the convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the note holder of 10,350,000 units of the Company at $0.05 per unit. Each unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year.

The fair value of the warrants included in the units amounted to $151,110 and was determined using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.23%, expected life of warrants (years): 1.00. The Company recognized this fair value in its statement of loss as financing cost.

Upon conversion of the debt, the value of the conversion option of $92,966, previously recorded as a separate category within equity, was reclassified from conversion rights reserve to share capital.

6.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without special rights or restrictions attached.
500,000,000 preferred shares without par value and with special rights or restrictions attached.

Shares issued

On 31 August 2017, the Company settled the convertible promissory note and accumulated interest thereon in an aggregate amount of $517,500 by the issue to the loan holder of 10,350,000 units of the Company at $0.05 per unit (Note 5). Each unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year.

On 31 August 2017, the Company issued 14,000,000 Units at a value of $0.05 per unit in connection with the acquisition of CHI (Note 4). Each Unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The Units were recorded at their fair value, being $700,000 for common shares and $204,400 for the share purchase warrants. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

On 7 September 2017, 2,000,000 warrants with exercise price of $0.01 per share were exercised for gross proceeds of $20,000 (Note 7).

On 8 September 2017, pursuant to a private placement, the Company issued 1,000,000 units of the Company at $0.05 per unit, for proceeds of $50,000. Each unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. The Company allocated $41,876 to common shares and $8,124 to the share purchase warrants based on management’s

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2017

estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.21%, expected life of warrants (years): 1.00.

On 28 November 2017, pursuant to a private placement, the Company issued 6,000,000 units of the Company at $0.05 per unit, for proceeds of $300,000. Each unit consists of one common share of the Company and one warrant to purchase an additional common share at a fixed price of $0.10 per common share for a term of one year. No brokers or finders’ fees were incurred. The Company allocated $283,554 to common shares and $16,446 to the share purchase warrants based on management’s estimate of relative fair values. The fair value of the share purchase warrants was estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 125%, risk-free interest rate: 1.61%, expected life of warrants (years): 1.00.

On 29 December 2017, the Company issued 1,000,000 to settle a payable to the CEO of $50,000. These common shares had a fair value of $0.02 per share on the date of issuance for a total value of $20,000, resulting in gain on settlement of debt of $30,000.

Stock options

The Company has an approved incentive stock option plan under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

A reconciliation of the Company’s stock options outstanding on 31 December 2017 is as follows:

		Weighted Average
	Number of	Exercise Price
	Options	$ per Share
Outstanding on 30 June 2017	-	-
Issued	4,500,000	0.15

Outstanding on 31 December 2017	4,500,000	0.15

On 31 August 2017, a total of 4,000,000 stock options were granted to directors and officers of the Company, with an exercise price of $0.15 and a term expiring on 31 August 2018. The fair value of these stock options was determined to be $40,800, which was charged to the statement of loss and comprehensive loss as share-based payments expense.

On 16 October 2017, a total of 500,000 stock options were granted an officer of the Company, with an exercise price of $0.15 and a term expiring on 17 October 2018. The fair value of these stock options was determined to be $1,150, which was charged to the statement of loss and comprehensive loss as share-based payments expense.

The fair value of the options granted was estimated using the Black-Scholes option pricing model, with the following assumptions:

Six Months Ended
31 December 2017
Expected dividend yield	Nil
Expected stock price volatility	125%
Risk-free interest rate	1.25%
Expected life of options (years)	1.00

A summary of the Company’s options outstanding on 31 December 2017 is as follows, and in total have a weighted average remaining contractual life of 0.68 years:

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2017

Options	Options	Exercise	Expiry
Outstanding	Exercisable	Price	Date
4,000,000	4,000,000	$0.15	31 August 2018
500,000	500,000	$0.15	17 October 2018

4,500,000	4,500,000

Warrants

A reconciliation of the Company’s warrants outstanding is as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	$ per Share
Outstanding on 30 June 2016	2,550,000	0.03
Expired	(550,000)	0.10
Outstanding on 30 June 2017	2,000,000	0.01
Issued	31,350,000	0.10
Exercised	(2,000,000)	0.01

Outstanding on 31 December 2017	31,350,000	0.10

A summary of the Company’s warrants outstanding on 31 December 2017 is as follows:

Number of Shares	Price Per Share	Expiry Date
14,000,000	$0.10	7 September 2018
1,000,000	$0.10	8 September 2018
10,350,000	$0.10	31 August 2018
6,000,000	$0.10	29 November 2018
31,350,000

7.	Related Party Transactions

As at 31 December 2017, $327,580 (30 June 2017 - $789,099) was payable to officers of the Company as salary and fees. These amounts are included in accounts payable and accrued liabilities and are unsecured and non-interest bearing. The Company has agreed to settle $110,000 of this balance by November 2018.

During the three and six months ended 31 December 2017, the Company paid or accrued salary, fees, or other compensation to officers of the Company in the amount of $39,804 and $69,804, respectively (2016 - $69,324 and $138,647, respectively). The Company’s CEO voluntarily suspended and terminated payment and accrual of salary commencing 1 July 2017 and continuing until such time as the Company’s financial condition permits a resumption of such cost.

During the six months ended 31 December 2017, the CEO of the Company forgave $75,000 in accrued and unpaid salary. The Company’s CEO also agreed to convert $150,000 in accrued and unpaid salaries into 3,000,000 common shares of the Company. 2,000,000 of these common shares, valued at $100,000, were issued subsequently, on 2 January 2018 (Note 10).

During the six months ended 31 December 2017, the CFO of the Company resigned, terminating his management contract with effect upon 31 December 2017. In his resignation the CFO forgave $72,494 in accrued and unpaid salary and expenses and agreed to convert $200,000 in accrued and unpaid salaries into 4,000,000 common shares of the Company. These 4,000,000 common shares, valued at $200,000, were issued subsequently on 2 January 2018 (Note 10). Commencing from 1 January 2018, no further compensation will be accrued for the CFO, although the CFO has

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2017

agreed to continue as "Acting CFO" without additional compensation, until such time as a replacement is appointed. The Company owes the CFO a balance in the total amount of $110,000 for accrued but unpaid accumulated compensation at 31 December 2017, and has agreed to pay the balance in 11 monthly payments commencing in January 2018 with final payment in November 2018.

As at 31 December 2017, the Company had a loan payable to its CEO to $87,500. During the two fiscal years ended 30 June 2017, the CEO of the Company loaned a total of $87,500 to the Company for assistance with working capital. The Loan is interest free with no fixed repayment terms.

During the year ended 30 June 2016, the Company issued a promissory note in recognition of the receipt of a $10,000 loan from a non-executive director for assistance with working capital. As an incentive for the loan, the Company issued 2,000,000 common share purchase warrants to the lending director with an exercise price of $0.01 per share and expiry date of 31 December 2017. During the year ended 30 June 2017, the same director provided an additional loan of $3,100 to the Company. During the six months ended 31 December 2017, the director offset and extinguished these two loans of $13,100 as part of an exercise of the common share purchase warrants for cash proceeds of $20,000.

As at 31 December 2017, the Company's subsidiary, CHI (Note 4) had a receivable from, and a payable to, Continental Hilir MEA FTZ ("CHMEA"), a United Arab Emirates free zone company owned and controlled by a non-executive director. These amounts included $108,559 shown in prepaid expenses and deposits and $115,000 shown in accounts payable and accrued liabilities.

During the six months ended 31 December 2017, the Company granted 4,500,000 incentive stock options to its directors and officers, with an exercise price of $0.15 and term of one year. The fair value of these incentive stock options was determined to be $41,950, using Black Scholes Option Pricing model (Note 6).

The Company issued 3,000,000 Units of its securities, each Unit consisting of one common share and one warrant to purchase an additional common share at a price of $0.10 for one year, to three directors of the Company, in conjunction with the acquisition of CHI (Note 4). Each director received 1,000,000 units for value of $50,000 each.

8.	Segmented Information

The Company operates in one segment, being the business sector of acquiring participating interests in oil, gas, and alternative energy projects, producers, and related service providers doing business outside of North America. The Company’s non-current assets consist of computer and other equipment and are all located in Indonesia.

9.	Supplemental cash flow information

		Six months ended	Six months ended
Non-Cash Investing and	Note	31 December 2017	31 December 2016
Financing Activities		$	$

Acquisition of CHI	4	904,400	-
Convertible debt settlement	5	668,610	-
Common shares issued in settlement of accrued and unpaid salaries	6	20,000	-
Commitment to issue shares	7	300,000	-
Reallocation of conversion rights reserve on settlement of convertible debt	5	92,966	-
Reallocation of share-based payment and other reserve on warrant exercise		26,200	-

Continental Energy Corporation
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – Prepared by Management and expressed in US Dollars)
31 DECEMBER 2017

10.	Subsequent Events

1.	On 2 January 2018, the Company issued 6,000,000 common shares to its officers for previously accrued but unpaid salaries and other expenses (Note 7).

2.

As at the date of these Interim Financial Statements, the Company’s application to list its shares on the Canadian Securities Exchange has been accepted on the condition that the Company complete a $1 million working capital financing and finalize and submit final disclosures, fees, and application documentation. Upon satisfaction of these conditions, a trading date will be set and trading symbol assigned.

---oOo---

Form 52-109FV2
Certification of interim filings

Venture Issuer Basic Certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial report and interim management discussion and analysis (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended December 31, 2017.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date of and for the periods presented in the interim filings

Date: 27 February 2018

signed // “Richard L. McAdoo”
Name:	Richard L. McAdoo
Title:	Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting practices.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings

Venture Issuer Basic Certificate

I, Robert V. Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial report and interim management discussion and analysis (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended December 31, 2017.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the Issuer, as of the date of and for the periods presented in the interim filings

Date: 27 February 2018

signed // “Robert V. Rudman”
Name:	Robert V. Rudman
Title:	Acting Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting practices.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.